TRINSIC, INC.
                  601 South Harbour Island Boulevard, Suite 220
                              Tampa, Florida 33602



September 2, 2005


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Attention:        Ms. Michelle Anderson
                  Mr. Ted Yu

BY EDGAR TRANSMISSION

Dear Ms. Anderson and Mr. Yu,

     This letter is provided further to Mr. Yu's telephone call with our counsel earlier today. As you are aware, the SEC is currently conducting a limited review of Trinsic's Form 10-K for the year ended December 31, 2004. Trinsic hereby represents to you that if Trinsic becomes aware of additional information in connection with the review that would be material to stockholders in consideration of the matters set forth in Trinsic's definitive proxy statement being filed today, Trinsic will file additional proxy solicitation materials containing such disclosures and will distribute such materials to stockholders for their consideration.

                                             Very truly yours,


                                             /s/ Horace J. Davis, III
                                             -----------------------------------
                                             Horace J. Davis, III
                                             Chief Executive Officer